

Mail Stop 3561

February 16, 2007

By Facsimile and U.S. Mail

Mr. Anthony Christon
Chief Financial Officer
Jaclyn Inc.
635 59th Street
West New York, NJ 07093

> **Re:** **Jaclyn, Inc.**
> **Form 10-K for the year ended June 30, 2006**
> **Filed September 28, 2006**
> **File No. 1-5863**

Dear Mr. Christon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended June 30, 2006

Critical Accounting Policies, page 13

1. We see that you maintain accounts receivable insurance. Since receivables are
    critical to your liquidity, please enhance your future disclosure to discuss the
    terms of such insurance, such as any deductibles that the company may be
    responsible for in the event of a loss and the percentage of receivables insured.
    Also, please disclose the insurance rating of the company providing such
    insurance.

Consolidated Statements of Stockholders' Equity and Comprehensive Income, page F-6

2. We note that you issued 67,000 shares from treasury related to the option
    exercises discussed on page F-17. We also see that you received shares to satisfy
    the exercise price, which we assume were accounted for the in treasury stock
    account. If our assumption is correct, please explain why you have only reflected
    the gross amount of shares issued of 67,000, and did not separately deduct the
    shares repurchased to satisfy the option exercise price.

Note C – Property, Plant and Equipment, page F-13

3. It appears you had entered into an option contract to sell your West New York
    property, although it is not clear when you executed the option to sell the
    property, and the terms. Furthermore, please explain why you have not presented
    this property separately as held for sale on your consolidated balance sheets
    pursuant to paragraph 46 of SFAS no. 144. Lastly, please confirm if you have
    stopped depreciating the asset from the date you entered into the option sale
    agreement. If not, please quantify for us the financial statement impact. See
    paragraphs 30-33 of SFAS no. 144.

Note D – Commitments and Contingencies, page F-13

4. Please disclose any restrictions which may limit your payment of dividends in
    future filings or tell us you have no dividend restrictions. See Rule 4-08 of
    Regulation S-X.

Note H – Income Taxes, page F-19

5. It is not clear what caused the 4.8% increase in the effective tax rate from the
    fiscal year end 2005 to 2006. In this regard, your statutory to effective tax rate
    reconciliation contains an item marked other which represents 5.5% of the overall
    change with no apparent disclosure. Please revise prospectively to explain all
    material changes in the effective tax rates.

Mr. Anthony Christon
Jaclyn, Inc.
Page 3

Note I – Employees' Benefit Plans, page F-21

6. In future filings, please disclose all of the components of the net periodic pension cost as required by SFAS 132(R) paragraph 5.h including each of the items netted within "other actuarial items – net." Also, please separately show the effect of the curtailment gain in the reconciliation of the benefit obligation pursuant to paragraph 5.a of Statement no. 132(R). Please show us what your disclosure will look like revised based on the periods presented in this Form 10-K.

Note L, Subsequent Event, page F-25

7. We note from your discussion on page 5 to your September 30, 2006 Form 10-Q that you have consolidated the lessor entity under FIN 46R with respect to your new corporate office building. In this regard, explain the business reasons for structuring a transaction with a variable entity in which you were ultimately deemed the primary beneficiary and explain any related party considerations. Further, provide all of the disclosures required by FIN 46R, paragraph 23 including the nature, purpose and size of the lessor.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant